Exhibit 99.1

ATA Announces Formation of Joint Venture with New Oriental to Provide Online and Mobile Education Solutions to Growing Base of Professionals in China

Two companies to leverage respective strengths, ATA’s technology and student resources and New Oriental’s expansive education network and capabilities

Beijing, China, July 22, 2014 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced that it has entered into an agreement with New Oriental Education & Technology Group (“New Oriental”), the largest provider of private educational services in China, to form a joint venture that will provide online and mobile education and training to working professionals in China. Using New Oriental’s existing Koolearn.com online education website and its distribution channels, the joint venture will develop a new online education and training website, as well as mobile apps, catering to the workforce in China with an initial focus on the healthcare, accounting, and finance industries.

Terms of Joint Venture

Pursuant to the terms of the agreement, ATA will invest RMB13.5 million, representing a 45% stake in the new joint venture company, and New Oriental will invest RMB16.5 million for a 55% stake. The new joint venture company will have free and unlimited access to New Oriental’s learning management system, courseware authoring tools, and both live and archived broadcasting platforms and technical resources, as well as free and unlimited access to ATA’s student resources, learning tools, software and other technical resources. The two companies anticipate finalizing the executive management team overseeing the joint venture in the coming weeks, with the expectation of officially launching the new online education and training website by the end of 2014.

Management Comments

Mr. Cheng-Yaw Sun, ATA’s Chief Executive Officer, stated, “We are very excited to be partnering with New Oriental, a reputable leader in China’s education industry. Our goal with this new joint venture is to enable ATA to expand and strengthen its online continuing education business, while providing ATA with direct exposure and increased brand awareness to the consumer market, which has been a goal we have been working toward in recent years. This is an exceptional opportunity for our two companies to work together to help a wide range of people achieve their educational and career goals through a flexible and comprehensive set of online education and training programs.”

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of March 31, 2014, ATA’s test center network comprised 3,048 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 57.3 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “believe,” “could,” “expect,” “future,” “look forward to,” “plan,” “should,” “will,” and similar terms.  These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. The Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Benson Tsang, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5107	415-568-2255
bensontsang@ata.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com